

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 7, 2006

Mr. Charles L. McNairy
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

> **RE: Avatar Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File #1-7395**

Dear Mr. McNairy:

     We have reviewed your response letter dated May 12, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Note G. Notes, Mortgage Notes and Other Debt, page 64

1. We have reviewed your response to our prior comment nine. In your analysis of paragraph 11(a) of SFAS No. 133, it is unclear to us how you have considered paragraph 4 of EITF 00-19. We note that the holders of your 4.5% Convertible Senior Notes can receive their proceeds in a fixed number of shares or equivalent amount of cash, or a combination of shares of common stock and cash. Given that the settlement terms of the conversion option include a provision for a combination of shares and cash, it appears that the instrument is not conventional convertible and further analysis is required. Please provide us with a detailed evaluation of the applicability of the criteria in paragraphs 12 through 32 of EITF 00-19 to the embedded conversion feature.

Note O. Financial Information Relating to Industry Segments, page 73

2. We read that you have four reportable segments: primary residential, active adult community, commercial and industrial and other land sales, and other operations. We also note that you operate in two distinct areas of the country – Florida and Arizona. Please tell us what consideration you gave to the different markets in Florida and Arizona when determining your reportable segments. In this regard, it is unclear to us that the markets in Florida and Arizona meet the criteria of paragraph 17 of SFAS 131 and EITF 04-10, including sharing similar long-term average gross margins, to permit the aggregation of these regions within each of your current reportable segments. To help us better understand this matter, please also provide us with copies of the internal reports that were reviewed by your Chief Operating Decision Maker (CODM) for the purposes of allocating resources and assessing performance for the most recent fiscal quarter and copies of any reports that were provided to your board of directors.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
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Sincerely,

John Cash
Accounting Branch Chief